Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2020 of CI Financial Corp. (“the Company”), of our report dated February 11, 2021 with respect to the consolidated statements of financial position of the Company as of December 31, 2020 and 2019, and the consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2020, included in Exhibit 99.3 incorporated by reference in this Annual Report on Form 40-F.
We also consent to the incorporation by reference in the Registration Statements on Form F-10 no. 333-251032 and on Form S-8 no. 333-253489 of the Company of our report dated February 11, 2021 referred to above.
We also consent to the reference to us under the heading “Interests of Experts”, which appears in the Annual Information Form for the year ended December 31, 2020 included in Exhibit 99.1 incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.
/s/ Ernst & Young LLP
Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
March 9, 2021